Exhibit 11

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

Year Ended December 31, 2008
Income available to common stockholders	$2,459,318
Weighted average shares outstanding	4,970,788
Basic earnings per share	$0.49
Income for diluted earnings per share	$2,459,318
Total weighted average common shares and equivalents outstanding for diluted computation	4,970,788
Diluted earnings per share	$0.49